SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of class of securities)

09060J106

(CUSIP number)

HOPKINS CAPITAL GROUP II LLC

FRANCIS E. O’ DONNELL

324 S HYDE PARK, SUITE 350

TAMPA, FL. 33609

813-864-2562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13G

CUSIP No. 09060J106		Page 2 of 6 Pages
1	Name of reporting person S.S. or I.R.S. Identification No. of above person (voluntary) HOPKINS CAPITAL GROUP II LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization MISSOURI
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,275,490 SHARES OF COMMON STOCK 251,562 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $5.55 PER SHARE
	8	Shared voting power 0 SHARES OF COMMON STOCK
	9	Sole dispositive power 3,275,490 SHARES OF COMMON STOCK 251,562 COMMON STOCK PURCHASE WARRANTS
	10	Shared dispositive power 0 SHARES
11	Aggregate amount beneficially owned by each reporting person 3,275,490 SHARES OF COMMON STOCK 251,562 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $5.55 PER SHARE
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 16.5%
14	Type of reporting person* OO (The reporting person is a limited liability company)

SCHEDULE 13G

CUSIP No. 09060J106		Page 3 of 6 Pages
1	Name of reporting person S.S. or I.R.S. Identification No. of above person (voluntary) FRANCIS E. O’DONNELL, JR.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,459,155 SHARES OF COMMON STOCK 251,562 COMMON STOCK PURCHASE WARRANTS 215,000 STOCK OPTIONS
	8	Shared voting power 0 SHARES OF COMMON STOCK
	9	Sole dispositive power 3,459,155 SHARES OF COMMON STOCK 251,562 COMMON STOCK PURCHASE WARRANTS 215,000 STOCK OPTIONS
	10	Shared dispositive power 0 SHARES
11	Aggregate amount beneficially owned by each reporting person 3,459,155 SHARES OF COMMON STOCK 251,562 COMMON STOCK PURCHASE WARRANTS 215,000 STOCK OPTIONS
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 18.2%
14	Type of reporting person* IN

SCHEDULE 13G

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) of BioDelivery Sciences International, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 801 Corporate Center Drive, Suite #210, Raleigh, NC, 27607.

This Amendment No. 4 on Schedule 13G filed for Hopkins Capital Group II LLC and Francis E. O’Donnell is made to reflect the change in beneficial ownership as of the year ending December 31, 2009.

Item 1.	(a)	Name of Issuer.

BioDelivery Sciences International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices.

801 Corporate Center Drive, Suite #210, Raleigh, NC, 27607

Item 2.	(a)	Name of Person Filing.

Hopkins Capital Group II LLC Francis E. O’Donnell

	(b)	Address of Principal Business Office.

324 S HYDE PARK, SUITE 350 TAMPA, FL. 33609 813-864-2562

	(c)	Citizenship.

Hopkins Capital Group II LLC (“Hopkins”), is a limited liability company organized in the State of Missouri.

Francis E. O’Donnell is a citizen of the United States.

	(d)	Title Class of Securities.

Common Stock

	(e)	CUSIP Number.

CUSIP No. 09060J106

Item 3.

	(a)	☐

	(b)	☐

	(c)	☐

	(d)	☐

	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

	(j)	☐

Item 4.	Ownership.

	(a)	Amount Beneficially Owned

Hopkins beneficially owns 3,527,052 shares, comprised of (i) 3,275,490 shares of common stock and (ii) 251,562 common stock purchase warrants.

Francis E. O’ Donnell beneficially owns 3,925,717 shares comprised of (i) 162,265 shares of common stock, (ii) 21,400 shares of common stock held via trust for which he is the trustee, (iii) 3,527,052 shares of common stock held by Hopkins, (iv) 251,562 common stock purchase warrants held by Hopkins and (v) 215,000 stock options.[1]

	(b)	Percent of Class

Hopkins beneficially owns 16.5% of the class of common stock.

Francis E. O’ Donnell beneficially owns 18.2% of the class of common stock.[1]

	(c)	Number of Shares as to which Hopkins has

		(i)	Sole power to vote or direct the vote

3,527,052

		(ii)	Shared power to vote or to direct the vote

N/A

		(iii)	Sole power to dispose or direct the disposition of

3,527,052

		(iv)	Shared power to dispose or direct the disposition of

N/A

	(c)	Number of Shares as to which Francis E. O’Donnell has

		(i)	Sole power to vote or direct the vote

3,925,717

		(ii)	Shared power to vote or to direct the vote

N/A

		(iii)	Sole power to dispose or direct the disposition of

3,925,717

		(iv)	Shared power to dispose or direct the disposition of

N/A

Item 5	Ownership of Five Percent or Less of a Class.

Item 6

Item 7

Inapplicable.

Item 8

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10

[1]

Francis E. O’ Donnell, Jr. is the managing member of Hopkins Capital Group II LLC. Filing of this statement shall not be deemed an admission by Mr. O’Donnell that he beneficially owns the securities held by Hopkins Capital Group, LLC. Mr. O’Donnell disclaims ownership of all securities held by Hopkins Capital Group II LLC and all securities held by the Francis E O’Donnell Jr Trustee, The Jonnie R Williams 1994 Irrevocable Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of February, 2010.

By:	/s/ Francis E. O’Donnell, Jr.
	Name:	Francis E. O’Donnell, Jr., individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of February, 2010.

HOPKINS CAPITAL GROUP II, LLC

By:	/s/ Francis E. O’Donnell, Jr.
	Name:	Francis E. O’Donnell, Jr.
	Title:	Managing Member